Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Envoy Capital Group Inc. (the “Company”)
30 St. Patrick Street, Ste. 301
Toronto, Ontario
M5T 3A3

Item 2	Date of Material Change

December 22, 2009

Item 3	News Release

The press release attached as Schedule “A” was issued on December 22, 2009 through the facilities of Marketwire.

Item 4	Summary of Material Change

On December 22, 2009, the Company announced a restructuring plan (the “Restructuring”) at its corporate offices, that includes the resignations of Joe Leeder as the Company’s President and Chief Executive Officer (“CEO”) and John H. Bailey as a director of the Company (a “Director”), and the appointment of Andrew Patient as the Company's President and CEO.

Item 5	Full Description of Material Change

Due to reduced client spending and volatile stock markets, the Company has suffered losses in both its Merchant Banking and Consumer Branding operations.  Therefore, the Company’s board of directors (the “Board”) has decided to implement the Restructuring which, together with cost reductions in the Company’s Consumer Branding Division, will provide approximately $1.8 million per year in savings to the Company.  As a result of the Restructuring, the Company will take a one-time charge of approximately $2.4 million.

As part of the Restructuring, effective December 31, 2009, Joe Leeder will retire as the Company’s President and CEO and will be replaced by Andrew Patient, the current Chief Financial Officer (“CFO”) of the Company.  Mike Grace, the Chief Financial Officer of the Company's subsidiary Watt International, Inc., will replace Mr. Patient as the Company’s CFO.  In addition, John H. Bailey has submitted his resignation as a Director, effective December 31, 2009, to the Board.  The Board has determined not to replace Mr. Bailey and will therefore reduce the number of Directors from five to four.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Andrew Patient at (416) 593-1212.

Item 9	Date of Report

December 23, 2009

Schedule “A”

ENVOY CAPITAL GROUP INC.
ANNOUNCES CORPORATE RESTRUCTURING

TORONTO, ON – December 22, 2009 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced a restructuring plan at its corporate offices.

The recessionary economic environment of the past year has created significant challenges for the Company.  Reduced client spending and volatile stock markets caused the Company to suffer losses in both its Merchant Banking and Consumer Branding operations.  During the past year, the Company undertook sizeable staff reductions at its Consumer Branding division and closed its branch office in Dubai.

The Company’s Board of Directors has made a decision to implement additional restructuring at the executive level. The Company anticipates these restructuring moves, together with the cost reductions in the Consumer Branding Division, will provide approximately $1.8 million per year in savings.  As a result of this restructuring, the Company will take a one-time charge of approximately $2.4 million. These moves will bring the Company’s corporate overhead down by almost 40% annually.

As part of the restructuring program, the Company’s President and Chief Executive Officer, Joe Leeder, will retire and be replaced by Andrew Patient, the Company’s current Chief Financial Officer. Mike Grace, Chief Financial Officer of Watt International Inc., will additionally assume the role of the Company’s Chief Financial Officer. These executive changes will take effect on December 31, 2009.

In addition, effective December 31, 2009, John H. Bailey will retire as an officer and resign as a director of the Company’s subsidiary, Envoy Capital Group Monaco S.A.M. Mr. Bailey has also submitted to the Board his resignation as a director of the Company, effective December 31, 2009. The Board has determined not to replace Mr. Bailey as a director of the Company and will reduce the number of directors, within the minimum and maximum numbers provided for in its Articles, from five to four.

The Company’s Board of Directors is committed to building shareholder value and these changes will better position the Company for profitability in the future. The Company’s Chairman, David Hull, said “We would like to thank both John Bailey and Joe Leeder for their many years of dedicated service to the Company”.

In addition to this restructuring plan, the Board of Directors is looking at every opportunity to realize the inherent value of the Company.

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Contact: Andrew Patient
Tel: (416) 593-1212

Or contact our investor relations department at:  info@envoy.to